Consent of Mark LeMessurier

Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation,

I hereby consent to the incorporation by reference in this annual report on Form F-40 of March 30, 2011 for the year ended December 31, 2010, of the description of certain mineral reserves of the Jinfeng Mine (underground), White Mountain Mine and Eastern Dragon Project and other information pertaining to the White Mountain Mine, Jinfeng Mine (underground) and Eastern Dragon Project and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March 2011

Mark LeMessurier, MAusIMM